CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

January 14, 2011

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley Form 10-Q for Quarterly Period Ended September 30, 2010

Filed November 8, 2010

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of December 21, 2010 concerning its Form 10-Q for Quarterly Period Ended September 30, 2010 (“Third Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

11. Commitments, Guarantees and Contingencies

Other Guarantees and Indemnities

Representation and Warranties on Certain Securitized Assets, page 67

Comment:

1.	Please tell us and disclose the total amount you have paid to date related to representations and warranties in connection with securitized assets. In addition, explain to us how you determined that the probability of any future payments related to these representations and warranties is remote.

Response:

[*]

As disclosed in its Third Quarter Form 10-Q, the Company has provided, or otherwise agreed to be responsible for, representations and warranties regarding certain assets transferred in securitization transactions sponsored by the Company.1 The extent and nature of the representations and warranties, if any, varied considerably among different securitizations. For example, the Company sponsored many subprime residential mortgage securitizations without providing or otherwise agreeing to be responsible for, the representations and warranties made by third-party originators and/or sellers. In other securitizations, the Company agreed to provide, or otherwise be responsible for, the representations and warranties associated with some of the securitized assets but not others. In still other securitizations, the Company agreed to make certain representations and warranties directly, or to be responsible for representations and warranties made by third parties, but these representations and warranties could vary from transaction to transaction, and, in many instances, the Company may have recourse to a third party which could ultimately be responsible for repurchasing such assets.

As of the filing date of its Third Quarter Form 10-Q, November 8, 2010, the Company had not made any payments for breaches of representations and warranties on securitized assets, and had not been sued for breaches of representations and warranties on securitized assets. In light of that historical experience, the Company concluded that the probability of such payments was remote.

During the Quarterly Period Ended December 31, 2010 (“Fourth Quarter”), there were a number of press reports and other public disclosures regarding potential claims against various financial institutions for breaches of representations and warranties on securitized and unsecuritized U.S. residential mortgage loans. [*]2 [*]

[1]	In addition, the Company disclosed its contingent liability for representations and warranties related to certain assets sold as whole loans on page 66 of its Third Quarter Form 10-Q under “Whole loan sale guarantees,” which sets forth the maximum potential payout and the liability carrying amount as of September 30, 2010.
[2]	[*]

As the Company disclosed in its Third Quarter Form 10-Q, the level of litigation activity related to residential mortgage related issues has recently increased in the financial services industry. [*]3 [*]

Contingencies, page 68

Comment:

2.	We note your disclosure in the last paragraph of footnote 11. Please tell us how this disclosure complies with ASC 450-20-50. Further, to the extent the basis for this disclosure is paragraph 4 of ASC 450-20-50, please tell us how you have complied with paragraph 4b of ASC 450-20-50, or tell us why you believe it was not necessary to make an explicit statement that an estimate of the possible loss cannot be made.

Response:

The last paragraph of footnote 11 is part of the Contingencies disclosure overall and needs to be read in conjunction with the other paragraphs of this section. The penultimate paragraph of this section states that for certain legal proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. The purpose of the final paragraph of this section was to supplement, but not replace, the penultimate paragraph of this section by providing further information related to the recent level of legal activity concerning residential mortgage related claims in the financial services industry generally.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Balance Sheet, page 118

Comment:

3.	We note the Tier 1 common ratio increased from 8.2% at December 31, 2009 to 10.7% at September 30, 2010 as you have disclosed on page 119. Additionally, we note the Total Capital (to RWAs) and Tier 1 Capital (to RWAs) for Morgan Stanley Private Bank, N.A. decreased from 70.3% at December 31, 2009 to 26.9% at September 30, 2010 as you have disclosed on page 71. Please tell us the reasons for the changes in these ratios from

[3]	[*]

period to period and the impact that these changes have had or are expected to have on the company’s operations. Consider enhancing your disclosure in future filings to include this discussion.

Response:

The increase in the Company’s Tier 1 ratio from 8.2% to 10.7% was predominantly driven by the issuance of approximately $5,579 million of common stock in connection with the redemption of the junior subordinated debentures underlying the CIC Equity Units as described in “Redemption of CIC Equity Units and Issuance of Common Stock” on page 120 of the Third Quarter Form 10-Q.

In July 2010, the former Morgan Stanley Trust ( a Federal Savings Bank regulated by the Office of Thrift Supervision (the “OTS”)) converted to Morgan Stanley Private Bank, National Association (the “Private Bank”) (a national bank regulated by the Office of the Comptroller of the Currency). Upon conversion the Private Bank became subject to the Market Risk Amendment to the Risk-Based Capital rules under Basel I; the OTS had never adopted the Market Risk Amendment. Thus, the Private Bank’s trading portfolio risk-weighted assets calculation changed from the ratings-based approach to the market-risk approach. The change in the risk-weighting of the portfolio resulted in the capital ratio change, which had no impact on the operations of the Company or the Private Bank.

The Company will enhance its disclosure in future filings as necessary.

Credit Ratings, page 125

Comment:

4.	It appears that Fitch Ratings downgraded Morgan Stanley Bank, N.A. from A+ at June 30, 2010 to A at September 30, 2010. Please tell us the impact that this downgrade has had or is expected to have on the company’s operations. Consider enhancing your disclosure in future filings to include this discussion.

Response:

Fitch’s downgrade of Morgan Stanley Bank, N.A.’s (“Bank N.A.”) rating to “A” in September had no impact on the operations of the Bank N.A. or the Company as a whole. As the rating Outlook is Stable, the Company does not expect this downgrade to have any future impact on operations. The Company will enhance its disclosure in future filings as necessary.

In addition, Fitch noted that the Bank N.A.’s downgrade equalized the Bank N.A.’s rating to the rating of its Parent (Morgan Stanley) to recognize Fitch’s view of interdependence of funding, risk, management and operations under the current bank holding company structure. Fitch has applied this equalization of bank and parent rating for other peer institutions.

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Finance Director and Controller

cc:	Jennifer Monick, Securities and Exchange Commission

Ruth Porat, Chief Financial Officer

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP